UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Warp 9, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  934639 10-10
                                 (CUSIP Number)

                             William E. Beifuss, Jr.
        6500 Hollister Avenue, Suite 120, Santa Barbara, California 93117
                                 (805) 426-1241
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2011
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
                                                      --------------------------
                                                            Page 2 of 5    Pages
                                                      --------------------------
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1        NAME OF REPORTING PERSON:

         Wings Fund, Inc., a Nevada corporation

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS   WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

            Number of           7        SOLE VOTING POWER
             Shares                      157,018,453
          Beneficially          ------------------------------------------------
            owned by            8        SHARED VOTING POWER
              Each                       0
            Reporting           ------------------------------------------------
             Person             9        SOLE DISPOSITIVE POWER
              with                       157,018,453
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         157,018,453 shares of common stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.67% Common Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON   CO
--------------------------------------------------------------------------------

                                                      --------------------------
                                                            Page 3 of 5    Pages
                                                      --------------------------
ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Warp 9, Inc., a Nevada corporation. The address of the principal executive offices of Warp 9 is 6500 Hollister Avenue, Suite 120, Santa Barbara, California 93117.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed on behalf of Wings Fund, Inc., a Nevada corporation. The address of the principal executive offices of Wings Fund is 5662 Calle Real #115, Santa Barbara, California 93117.

         Wings Fund has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Wings Fund has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Wings Fund acquired 140,095,815 shares on April 6, 2011 as part of the consideration received by Wings Fund for its investment of $84,057.11 in Warp 9. Wings Fund will also receive warrants to purchase up to 28,019,037 shares of Warp 9's common stock (post-reverse split) in consideration for its investment. The warrants will be issued to Wings Fund no later than 15 business days following the date on which Warp 9's planned one-for-five reverse stock-split of its common stock is effected. The warrants will be exercisable for a period of five years from the date of issuance at an exercise price of $0.003 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         Wings  Fund   acquired  the  shares  of  common  stock  of  Warp  9  as
consideration for its investment of $84,057.11 in Warp 9.

         A condition of the investment was Warp 9's covenant to proceed with a one-for-five reverse split of its outstanding common stock. Other than the reverse stock split, the procedure for which has commenced, Wings Fund does not currently have any plans or proposals, either individually or collectively with another person, which relate to or would result in:

         (a) The acquisition by any person of additional securities of Warp 9 or the disposition of securities of Warp 9.

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Warp 9 or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of Warp 9 or any of its subsidiaries.

         (d) Any change in the present board of directors or management of Warp 9, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as mutually agreed by Wings Fund and Warp 9.

         (e) Any material change in the present capitalization or dividend policy of Warp 9.

                                                      --------------------------
                                                            Page 4 of 5    Pages
                                                      --------------------------

         (f) Any other material change in Warp 9's business or corporate structure.

         (g) Changes in Warp 9's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Warp 9 by any person.

         (h) Causing a class of securities of Warp 9 to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association.

         (i) A class of equity securities of Warp 9 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Any action similar to any of those  enumerated above in (a) through
(i).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentages of outstanding shares of Warp 9 common stock reported below are based on the statement that as of April 7, 2011 there were 480,675,630 shares of Warp 9 common stock outstanding.

         (a) Wings Fund beneficially owns or may be deemed to beneficially own shares of Warp 9 common stock as follows:

                                    No. of Shares           % of Class
                                    -----------------       -------------
         Common Shares              157,018,453             32.67%
                                    -----------------       -------------
                                    157,018,453             32.67%

         (b) For information regarding the number of shares of Warp 9 common stock as to which Wings Fund holds or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

         (c) Other than as set forth herein, there have been no transactions in shares of Warp 9 common stock effected by Wings Fund during the past 60 days.

         (d) No person other than Wings Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Warp 9 common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Wings Fund.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Wings Fund has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Warp 9, other than as described in this statement on Schedule 13D.

                                                      --------------------------
                                                            Page 5 of 5    Pages
                                                      --------------------------
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                Dated:  April 8, 2011



                                /s/ James L. Bartlett
                                --------------------------------------------
                                James L. Bartlett, Chief Financial Officer